                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        C-BRIDGE INTERNET SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12500B-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ROBERT N. GOLDMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            EXCELON CORPORATION, INC.
                                  25 MALL ROAD
                            BURLINGTON, MA 01803-4194
                                 (781) 674-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP NO. 12500B-10-5                                          PAGE 2 OF 9 PAGES
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
--------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             EXCELON CORPORATION
             IRS EMPLOYER IDENTIFICATION NO.:   02-0424252

--------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)               (b)
             NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
             NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

--------------------------------------------------------------------------------------------------------------------------------
    number of shares          7      SOLE VOTING POWER
      beneficially
     owned by each
    reporting person                 0

--------------------------------------------------------------------------------------------------------------------------------
                              8      SHARED VOTING POWER

                                     8,144,735 (1)

--------------------------------------------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

--------------------------------------------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0

--------------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     8,144,735 (1)

--------------------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]
             NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     37.85% (1)

--------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                               CO

--------------------------------------------------------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 12500B-10-5                                          PAGE 3 OF 9 PAGES
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ITEM 1.        SECURITY AND ISSUER

               This statement relates to shares of common stock of C-bridge Internet Solutions, Inc. ("C-bridge"). The principal executive office of C-bridge is located at 125 Summer Street, 19th Floor, Boston, Massachusetts, 02110.

ITEM 2.        IDENTITY AND BACKGROUND

(a)-(c)        This statement is filed by eXcelon Corporation, a Delaware and (f) corporation ("eXcelon"). eXcelon has its principal place of business and principal office at 25 Mall Road, Burlington, Massachusetts, 01803-4194. eXcelon develops, sells and supports two major product lines: its business-to-business, or B2B, line of XML based software products and its Object Design line of object-oriented database management software products.

               Attached hereto as Appendix A is information required by this
               Item 2 with respect to the executive officers and directors of eXcelon. All such individuals are U.S. citizens.

(d)-(e) During the last five years, neither eXcelon, nor to eXcelon's knowledge, any officer or director of eXcelon, have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               In connection with the Agreement and Plan of Reorganization, dated as of May 22, 2001, among C-bridge, eXcelon and Comet Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of eXcelon (the "Merger Agreement," filed as Exhibit A to this Schedule 13D), eXcelon and the directors and executive officers of C-bridge holding in the aggregate approximately 37.85% of the outstanding common stock of C-bridge (including options to purchase common stock exercisable within sixty days of the date of the Voting Agreements (as hereinafter defined)) (collectively, the "Proxy Grantors"), entered into the Voting Agreements and Irrevocable Proxies attached hereto as Exhibits B through N (the "Voting Agreements"), whereby each Proxy Grantor agreed to vote in favor of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and granted to Robert N. Goldman and Lacey Brandt, acting on behalf of eXcelon, an irrevocable proxy for the term of the Merger Agreement to vote such Proxy Grantor's shares in favor of the merger and the transactions contemplated by the Merger Agreement. Capitalized terms used in this Schedule 13D but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement and Voting Agreements.

ITEM 4.        PURPOSE OF THE TRANSACTION

(a)-(c)        C-bridge, eXcelon and Merger Sub have entered into the Merger and (j) Agreement, pursuant to which each outstanding share of C-bridge common stock shall be converted automatically into the right to receive 1.2517 shares of eXcelon common stock. The Merger Agreement provides that Merger Sub will be merged with and into C-bridge as of the Effective Time (the "Merger"). Following the Merger, C-bridge will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of eXcelon, and the separate corporate existence of Merger Sub will cease. Immediately after the Effective Time, the former holders of C-bridge common stock will own approximately 50% of eXcelon's equity on a fully-diluted basis. The foregoing summary of certain

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CUSIP NO. 12500B-10-5                                          PAGE 4 OF 9 PAGES
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               provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement.

               Except as described in the Merger Agreement and in this Item 4, eXcelon does not have any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of C-bridge or the disposition of securities of C-bridge; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving C-bridge or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of C-bridge or any of its subsidiaries; (iv) any change in the Board of Directors of C-bridge (the "C-bridge Board") or management of C-bridge; (v) any material change in the present capitalization or dividend policy of C-bridge; (vi) any other material change in C-bridge's business or corporate structure; (vii) changes in the charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of C-bridge by any person; (viii) causing a class of securities of C-bridge to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (ix) a class of equity securities of C-bridge becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(d) The Merger Agreement provides that promptly following the Effective Time, the eXcelon Board shall take all necessary and appropriate action to cause the number of directors comprising the full eXcelon Board to be eight (8) persons, and to cause the eXcelon Board to consist of: (i) Robert N. Goldman, who shall be a Class II Director and Chairman of the Board, (ii) Gerald B. Bay, who shall be a Class I Director, (iii) Kevin J. Burns, who shall be a Class III Director, (iv) Robert M. Agate, who shall be a Class I Director, (v) Joseph Bellini, who shall be a Class II Director, (vi) Raymond Lane, who shall be a Class III Director, (vii) Jeffrey Horing, who shall be a Class II Director and (viii) Joseph Badaracco, who shall be a Class I Director.

               As set forth in the Merger Agreement, the officers of eXcelon after the Merger shall be as set forth below, and each shall hold office in accordance with the Certificate of Incorporation and Bylaws of eXcelon until their respective successors are duly elected or appointed and qualified:

               Chairman of the Board . . . . . . . . . .               Robert N. Goldman
               Chief Executive Officer . . . . . . . . .               Joseph Bellini
               President . . . . . . . . . . . . . . . .               Mark Cosway
               Chief Operating Officer . . . . . . . . .               Satish Maripuri
               Chief Financial Officer . . . . . . . . .               Lacey Brandt
               Chief Marketing Officer . . . . . . . . .               Richard Putz
               Secretary and General Counsel . . . . . .               Clifford B. Thompson

(e) Pursuant to the Merger Agreement, C-bridge and eXcelon have agreed that, prior to the consummation of the Merger, neither party shall declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock.

(f) It is expected that, initially following the Merger, the business operations of C-bridge will be continued by the Surviving Corporation substantially as they are currently being conducted. Upon completion of the Merger, eXcelon intends to conduct a detailed review of C-bridge and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, eXcelon will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

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CUSIP NO. 12500B-10-5                                          PAGE 5 OF 9 PAGES
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(g)            The Certificate of Incorporation of C-bridge in effect at the
               Effective Time will continue in effect after the merger until amended in accordance with the Merger Agreement and applicable law. The Bylaws of C-bridge in effect at the Effective Time will be the Bylaws of the Surviving Corporation until amended in accordance with the Merger Agreement and applicable law.

(h) Pursuant to the Merger Agreement, eXcelon shall file a listing application with NASDAQ relating to the shares of eXcelon common stock to be issued in connection with the transactions contemplated by the Merger Agreement and use reasonable efforts to cause such shares to be listed prior to the Effective Time.

(i)            Not Applicable

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a)-(c) As a result of eXcelon's obtaining an irrevocable proxy with respect to certain shares pursuant to the Voting Agreements as described herein, eXcelon may be deemed to own beneficially an aggregate of 8,144,735 shares, representing approximately 37.85% of the shares outstanding on May 22, 2001 (based on C-bridge's representation of its capitalization in the Merger Agreement). eXcelon, however, disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that eXcelon is, for any or all purposes, the beneficial owner of such shares.

(d) Until the Effective Time, each Proxy Grantor will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Proxy Grantor subject to certain restrictions on transferability imposed under the Voting Agreements.

(e)            Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               In connection with the Merger Agreement, eXcelon and the Proxy Grantors have entered into the Voting Agreements. The following summary of certain provisions of the Voting Agreements is qualified in its entirety by reference to the text of the Voting Agreements as attached as Exhibits B through N.

               Pursuant to the Voting Agreements, each Proxy Grantor has agreed to vote any C-bridge common stock, with respect to which the Proxy Grantor has voting power ("Proxy Shares") (i) in favor of approval of the Merger and the Merger Agreement and any actions recommended by the C-bridge Board that are required in furtherance of the transactions contemplated thereby; provided that the Proxy Grantor shall not be required to vote for any action that would increase the number of shares of C-bridge Common Stock to be received by the stockholders of C-bridge in respect of their shares of C-bridge capital stock in the Merger;
               (ii) against any proposal to authorize any action or agreement that would result in a breach in any respect of any representation, warranty, covenant, agreement or obligation of C-bridge under the Merger Agreement or that would prevent the consummation of the merger; (iii) against: (A) any proposal by C-bridge to enter into or consent to any Third Party Acquisition;
               (B) any change in the individuals who, as of the date hereof, constitute the C-bridge Board (except as contemplated by the Merger Agreement); (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving C-bridge and any Third Party, other than the Merger;
               (D) a sale, lease, transfer or disposition of all or substantially all of the assets of C-bridge outside the ordinary course of business, or of any assets that are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of C-bridge; (E) any amendment of C-bridge's Certificate of Incorporation or Bylaws, except as contemplated by the Merger Agreement; and (F) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, or any of

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CUSIP NO. 12500B-10-5                                          PAGE 6 OF 9 PAGES
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               the transactions contemplated by the Voting Agreements; and (iv)
               in favor of any proposal to grant C-bridge's management discretionary authority to adjourn any meeting of C-bridge's stockholders for the purpose of soliciting additional proxies in the event that, at any meeting held for the purpose of considering the Merger Agreement, the number of shares of C-bridge common stock present or represented and voting in favor of the Merger is insufficient to approve the Merger. Each Proxy Grantor has appointed each of Robert Goldman and Lacey Brandt (each, a "Proxy Holder"), acting singly, with full power of substitution, as Proxy Grantor's true and lawful proxy and attorney-in-fact to vote all Proxy Shares at any meeting (and any adjournment or postponement thereof) of C-bridge's stockholders called for purposes of considering any proposal described in the preceding paragraph, and in any action by written consent of C-bridge's stockholders in lieu of any such meeting, and instructs each Proxy Holder to vote in the manner specified in preceding paragraph on any such proposal. Each of Mr. Goldman and Ms. Brandt is an executive officer of eXcelon and is acting as Proxy Holder on behalf of eXcelon.

               The Voting Agreements provide that except as expressly permitted therein or pursuant to the Merger Agreement, each Proxy Grantor shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Proxy Shares or any interest therein; (ii) grant any proxies or powers of attorney or deposit any Proxy Shares into a voting trust or enter into a voting agreement with respect to any Proxy Shares; (iii) take any action that would make any representation or warranty of the Proxy Grantor contained therein untrue or incorrect or have the effect of preventing or disabling the Proxy Grantor from performing any of their obligations under the voting Agreement; or (iv) exercise any option to purchase any shares of C-bridge common stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 99.A(3) Merger Agreement, dated as of May 22, 2001, among
                           C-bridge Internet Solutions, Inc., eXcelon
                           Corporation and Comet Acquisition Corp

           Exhibit 99.B Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Internet Business Capital Corporation Limited.

           Exhibit 99.C Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Paul R. Charron.

           Exhibit 99.D Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Ramanan Raghavendran.

           Exhibit 99.E Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Joeseph Badaracco.

           Exhibit 99.F Irrevocable Proxy and voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Clifford Thompson.

           Exhibit 99.G Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Mark Cosway.

           Exhibit 99.H Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Richard Putz.

           Exhibit 99.I Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Field Nominees Limited.

           Exhibit 99.J Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Hamilton Trust Company Limited

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CUSIP NO. 12500B-10-5                                          PAGE 7 OF 9 PAGES
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           Exhibit 99.K    Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Joseph Bellini.

           Exhibit 99.L Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Raymond Lane.

           Exhibit 99.M Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Donald W. Amaya.

           Exhibit 99.N Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Gerard King.

-----------------------
(3) Incorporated by reference to the Schedule 13D of C-bridge as filed with the Securities and Exchange Commission on June 1, 2001.



                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

         June 8, 2001

                                     EXCELON CORPORATION


                                         /s/ Robert N. Goldman
                                     -------------------------------------------
                                     Robert N. Goldman
                                     Chairman and Chief Executive Officer

                                         /s/ Lacey Brandt
                                     -------------------------------------------
                                     Lacey Brandt
                                     Chief Financial Officer

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CUSIP NO. 12500B-10-5                                          PAGE 8 OF 9 PAGES
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                                 EXHIBIT INDEX


           Exhibit
           Number          Description
           -------         -----------

           Exhibit 99.A(3) Merger Agreement, dated as of May 22, 2001, among
                           C-bridge Internet Solutions, Inc., eXcelon
                           Corporation and Comet Acquisition Corp

           Exhibit 99.B Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Internet Business Capital Corporation Limited.

           Exhibit 99.C Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Paul R. Charron.

           Exhibit 99.D Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Ramanan Raghavendran.

           Exhibit 99.E Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Joeseph Badaracco.

           Exhibit 99.F Irrevocable Proxy and voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Clifford Thompson.

           Exhibit 99.G Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Mark Cosway.

           Exhibit 99.H Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Richard Putz.

           Exhibit 99.I Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Field Nominees Limited.

           Exhibit 99.J Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Hamilton Trust Company Limited

           Exhibit 99.K Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Joseph Bellini.

           Exhibit 99.L Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Raymond Lane.

           Exhibit 99.M Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Donald W. Amaya.

           Exhibit 99.N Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and Gerard King.

-----------------------
(3) Incorporated by reference to the Schedule 13D of C-bridge as filed with the Securities and Exchange Commission on June 1, 2001.

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CUSIP NO. 12500B-10-5                                          PAGE 9 OF 9 PAGES
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                                  SCHEDULE 13D

                                   APPENDIX A

                   DIRECTORS AND EXECUTIVE OFFICERS OF EXCELON

         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of eXcelon. Unless otherwise indicated, the business address of each such person is c/o eXcelon Corporation at 25 Mall Road, Burlington, MA, 01803-4194 and each such person is a citizen of the United States.

DIRECTORS                            PRESENT PRINCIPAL OCCUPATION
---------                            ----------------------------

Robert N. Goldman                    Chairman of the Board and Chief Executive
                                     Officer of eXcelon Corporation

Gerald B. Bay                        Managing Partner of The Vista Group


Kevin J. Burns                       Managing Principal of Lazard Technology
C/o Lazard Technology Partners       Partners
5335 Wisconsin Avenue, NW
Suite 410
Washington, D.C.  20015


Robert M. Agate                      --


EXECUTIVE OFFICERS                   PRESENT EMPLOYMENT
------------------                   ------------------

Satish Maripuri                      President and Chief Operating Officer

Lacey Brandt                         Chief Financial Officer

Philip Lee                           President of Object Design Division

Alan Gold                            Executive Vice President and Chief
                                     Marketing Officer


                                      -9-